Room 4561

Charles Chao
Chief Executive Officer
Sina Corporation
Room 1802, United Plaza
1468 Nan Jing Road West
Shanghai 200010, China

> **Re:** **Sina Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed June 30, 2008**
> **File No. 0-30698**

Dear Mr. Chao:

We have reviewed your response letter dated December 19, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 31, 2008.

Form 20-F for the Fiscal Year Ended December 31, 2007

General

1.   We note in your response that the Company acknowledges that "the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States." Please be advised that a letter signed by counsel would not satisfy the requirement of this comment. As a result, please provide these

acknowledgments, in writing, that includes a signature of a representative of the Company.

2.   We note that your response included a proposed draft for Amendment no. 1 to the December 31, 2007 Form 20-F. We further note that your response to our prior comments 3, 6 and 11 indicate that the Company will revise your disclosures in "future filings." Please note that if the Company intends to file a Form 20-F/A, it will be considered a future filing and therefore, you should include all revised disclosures, as indicated. In addition, you should consider additional revisions, if any, resulting from the Staff's comments herein.

Item 5. Operating and Financial Review and Prospects

3.   We note your response to our prior comment 17 where you provided a roll forward of the accrued advertising rebates. We further note your disclosures on page 5 where you indicate that due to consolidations in the advertising industry; the bigger agencies may demand larger sales rebates in the future, which could reduce the Company's revenue growth. Considering the significance of the rebates to total advertising revenue, tell us how you considered including a discussion in your Operating Results disclosures with regards to these pricing adjustments and the effects they have had on your revenues for each period presented. In this regard, it appears that your current disclosures do not provide investors much insight into the trends and uncertainties of these rebates and their impact on your revenues. We refer you to SEC Release 33-8350.

Item 6. Directors, Senior Management and Employees

Potential Payments upon Termination or Change of Control, page 64

4.   In response to our prior comment 5, you state in your letter that "[a]part from the employment and change of control agreement with Mr. Charles Chao, the Company does not have any agreements with the other directors and/or executive directors." We note that your exhibit list indicates that the Company has change of control agreements with Yan Wang, Chairman of the Board, and Hurst Lin, a director of the Company. You also state on page 70 of your Form 20-F that you "have entered into indemnification agreements with [y]our officers and directors." We note your response that the Company does not need to file the agreements in reliance upon Instruction 4(c)(v) to the exhibits of Form 20-F. However, in future filings please specify in your discussion the directors and/or executive directors with whom you have entered into employment agreements, change of control agreements, and indemnification agreements.

Note 1. Significant Accounting Policies

Revenue Recognition

Non-advertising, page F-10

5.   We note from your response to our prior comment 14 that the "rights and
        obligations of operator" as stipulated in the terms of the agreement between the
        Company and the mobile operators indicate that the operator is responsible for
        customer inquiries and complaints related to the operator's network and the
        service provider is responsible for customer inquiries and complaints related to
        MVAS. We further note that both the Company and the operator bear credit risk
        for the services they perform. Please explain further how you determined that
        recognizing revenue for the services performed by the operator (i.e. transmission
        and billing) on a gross basis is appropriate as these factors appear to indicate that
        the operator is the primary obligor for the services they provide. In addition,
        please tell us whether the Company records an allowance for doubtful accounts
        for the non-advertising revenues. If so, tell us the amount of the allowance and
        the provision for each period presented and tell us how you determined such
        amounts.

Exhibits

6.   We note your response to our prior comment 20 that you have determined that
        you do not need to file the agreements with the provincial and local subsidiaries
        of China Mobile Communication Corporation. However, you have not provided
        us with an analysis to support your conclusion. We note that revenues billed via
        China Mobile in 2007 were $51.6 million or 20.9% of total revenue. Please
        respond by providing us with a quantitative analysis supporting your conclusion
        that the agreements are not material. In this regard, please tell us the largest part
        of your revenue represented by a single agreement.

7.   We note your response to our prior comment 21 that you have not filed certain
        contracts because they are substantially identical to Exhibits 4.22 and 4.23. Form
        20-F does not allow omission of these contracts even if the terms are substantially
        identical. Please file the agreements relating to the control of Beijing Star-Village
        Online Cultural Development Co., Ltd and the control agreements with Yan
        Wang, Tong Chen, and Hong Du.

8.   We note from your response to our prior comment 21 that a copy of the form of
        the pledge agreement with the Company's employee shareholders of the VIEs

was filed as Exhibit 4.48. We note that the agreement is not attached to your correspondence or to the draft amendment. Please advise.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 and Jay Ingram, Staff Attorney at (202) 551-3397. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Kathleen Collins
Accounting Branch Chief

cc: Jerome Ku
    Orrick, Herrington & Sutcliffe
    Fax – (650) 614-7401